FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Minutes of the meeting of Cosan Indústria e Comércio’s Board of Directors held on February 26, 2010

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO

C.N.P.J. nº 50.746.577/0001-15
N.I.R.E. nº 35.300.177.045

Ata de Reunião do Conselho de
Administração,
Realizada em 26 de fevereiro de 2010

1.           Data, Horário e Local da Reunião: Realizada aos 26 (vinte e seis) dias do mês de fevereiro de 2010, às 15:30 horas, no escritório administrativo da Companhia, na Avenida Juscelino Kubitschek, 1726, 6º andar, Cidade de São Paulo, Estado de São Paulo.

2.           Presenças: Presentes todos os membros do Conselho de Administração da Companhia, Srs. Rubens Ometto Silveira Mello, Presidente do Conselho de Administração, Pedro Isamu Mizutani, Vice-Presidente do Conselho de Administração, Burkhard Otto Cordes, Marcelo Eduardo Martins, Serge Varsano (p/p Rubens Ometto Silveira Mello) Maílson Ferreira da Nóbrega, Marcelo de Souza Scarcela Portela, Pedro Luiz Cerize e Roberto de Rezende Barbosa, membros do Conselho de Administração, e Maria Rita Drummond, Secretária da Mesa. Todos os membros participaram da reunião mediante conferência telefônica, conforme permissão do parágrafo 2º, do artigo 20, do Estatuto da Companhia.

3.           Convocação: Dispensada a convocação em virtude da presença da totalidade dos membros do Conselho de Administração da Companhia.

4.           Mesa:  Presidente: Rubens Ometto Silveira Mello; Secretária da Mesa: Maria Rita Drummond.

5.           Ordem do Dia: O Sr. Presidente esclareceu que a presente reunião tinha por finalidade deliberar sobre: (i) a concessão de garantia, em favor de Vertical UK do Brasil Importação e

COSAN S.A. INDÚSTRIA E COMÉRCIO

C.N.P.J. nº 50.746.577/0001-15
N.I.R.E. nº 35.300.177.045

Minute of the Meeting of the Board of
Directors held on February  26, 2010

1.            Date, Time and Place: On February 26, 2010, at 3:30 hours p.m., at the Company’s administrative office, located at Avenida Juscelino Kubitscheck, 1726, 6th floor, City and State of Sao Paulo.

2.           Attendance: The totality of the members of the Board of Directors of the Corporation; Mrs. Rubens Ometto Silveira Mello, President of the Board of Directors, Pedro Isamu Mizutani, Vice-President of the Board of Directors, Burkhard Otto Cordes, Marcelo Eduardo Martins, Serge Varsano (by PoA Rubens Ometto Silveira Mello) Maílson Ferreira da Nóbrega, Marcelo de Souza Scarcela Portela, Pedro Luiz Cerize and Roberto de Rezende Barbosa, members of the Board of Directors, and, Maria Rita Drummond, as Secretary. All the Members of the Board of Directors attended the Meeting through conference call in accordance to article 20, Second paragraph of the Company’s By-Laws.

3.           Call Notice: The call notice was waived, since all the members of the Board of Directors attended the meeting.

4.           Presiding Board: Chairman of the Board, Rubens Ometto Silveira Mello Secretary, Maria Rita Drummond,

5.           Agenda: The Chairman noticed that the meeting took place to deliberate about: (i) granting of guarantee in favor of Vertical UK do Brasil Importação e Exportação Ltda., to deposit with Credit

Exportação Ltda. para Credti Agricole (Suisse) S/A, no valor de US$ 12.000.000,00 (doze milhões de dólares americanos), referente ao embarque de aproximadamente 18.000 m³ (dezoito mil metros cúbicos) de Etanol, com validade até 30 de setembro de 2010; (ii) a concessão de garantia, em favor de Vertical UK do Brasil Importação e Exportação Ltda. para Banque Cantonale Vaudoise, no valor de US$ 1.800.000,00 (hum milhão e oitocentos mil dólares americanos), referente ao embarque de aproximadamente 3.000 m³ (três mil metros cúbicos) de Etanol, com validade até 30 de setembro de 2010; e, (iii) ratificar operação de Non-Deliverable Forward – NDFs realizada pela companhia com Instituição Financeira no valor de US$ 176.800.000,00.

6.           Deliberações tomadas por unanimidade e sem quaisquer restrições: Instalada a Reunião, após a discussão da matéria, os membros do Conselho de Administração deliberaram, por unanimidade de votos e sem quaisquer restrições:

(i) Autorizar a concessão de garantia em favor de Vertical UK do Brasil Importação e Exportação Ltda. para Credti Agricole (Suisse) S/A, no valor de US$ 12.000.000,00 (doze milhões de dólares americanos), referente ao embarque de aproximadamente 18.000 m³ (dezoito mil metros cúbicos) de Etanol, com validade até 30 de setembro de 2010. Estando a Diretoria da Companhia autorizada a promover todos os atos necessários para celebração das operações mencionadas.

(ii) Autorizar a concessão de garantia em favor de Vertical UK do Brasil Importação e Exportação Ltda., em favor de Banque Cantonale Vaudoise, no valor de US$ 1.800.000,00 (hum milhão e oitocentos mil dólares americanos), referente ao embarque de aproximadamente 3.000 m³ (três mil metros cúbicos) de Etanol, com validade até 30 de setembro de 2010

Agricole (Suisse) S/A, on the amount of US$ 12,000,000.00 (twelve million American dollars), regarding the shipment of approximately 18,000m³ (eighteen thousand cubic meters) of Ethanol; valid until September the 30th 2010; (ii) granting of guarantee  in favor of Vertical UK do Brasil Importação e Exportação Ltda., to deposit with Banque Cantonale Vaudoise, on the amount of US$ 1,800,000.00 (one million and eight hundred thousand American dollars), regarding the shipment of approximately 3,000m³ (three thousand cubic meters) of Ethanol; valid until September the 30th 2010; and, (iii) to ratify the Non-Deliverable Forward – NDFs operation entered into by the Company with a Financial Institution on the amount of US$ 176,800,000.00.

6.           The Deliberations were unanimously taken by the members of the Board of Directors without any restrictions, after the discussion of the agenda, the members of the Board of Directors deliberated, by unanimous votes and without  restrictions:

(i) To authorize the granting of a guarantee in favor of Vertical UK do Brasil Importação e Exportação Ltda.,  to deposit with Credit Agricole (Suisse) S/A, on the amount of US$ 12,000,000.00 (twelve million American dollars), regarding the shipment of approximately 18,000m³ (eighteen thousand cubic meters) of Ethanol ; valid until September the 30th 2010.

(ii) To authorize the granting of a guarantee in favor of Vertical UK do Brasil Importação e Exportação Ltda.,  to deposit with Banque Cantonale Vaudoise, on the amount of US$ 1,800,000.00 (one million and eight hundred thousand American dollars), regarding the shipment of approximately 3,000m³ (three thousand cubic meters) of Ethanol; valid until September the 30th 2010.

(iii) Ratificar o Non-Deliverable Forward – NDFs de 02 de dezembro de 2009 no valor de US$ 176.800.000,00 (cento e setenta e seis milhões e oitocentos mil de dólares).

7.           Encerramento: Nada mais havendo a ser tratado, o Sr. Presidente deu por encerrada a reunião, da qual se lavrou a presente ata que, lida e achada conforme, foi por todos assinada no competente Livro da Companhia. São Paulo, 26 de fevereiro de 2010. aa) Rubens Ometto Silveira Mello - Presidente do Conselho de Administração, Pedro Isamu Mizutani - Vice-Presidente do Conselho de Administração, Burkhard Otto Cordes, Serge Varsano (p/p Rubens Ometto silveira Mello), Marcelo Eduardo Martins, Roberto de Rezende Barbosa, Maílson Ferreira da Nóbrega, Pedro Luiz Cerize, Marcelo de Souza Scarcela Portela – Conselheiros, Maria Rita Drummond – Secretária da Mesa.

A presente é cópia fiel da ata lavrada
em livro próprio.

São Paulo (SP), 26 de fevereiro de 2010

Maria Rita Drummond
Secretária da Mesa

(iii) To ratify the Non-Deliverable Forward – NDFs operation entered into on December, 2 2009 on the amount of US$ 176,800,000.00 (one hundred and seventy six million and eight hundred American dollars).

7.            Closure: There being nothing further to deliberate, the Chairman of the Board declared the Meeting’s closure, and the minute was drawn up, after being read, approved and signed by all Members of the Board of Directors in the Company’s Records. Sao Paulo, February 26 2010. Signatures: Rubens Ometto Silveira Mello - President of the Board of Directors, Pedro Isamu Mizutani - Vice-President of the Board of Directors, Burkhard Otto Cordes, Serge Varsano (by PoA Rubens Ometto silveira Mello), Marcelo Eduardo Martins, Roberto de Rezende Barbosa, Maílson Ferreira da Nóbrega, Pedro Luiz Cerize, Marcelo de Souza Scarcela Portela – members of the Board of Directors, Maria Rita Drummond – Secretary.

This is a true copy of the original
drawn up in the proper register.

sao paulo, february 26 2010

Maria Rita Drummond
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	March 1, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer